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ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

January 5, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 821 to the Registration Statement on FormN-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me and Abel Araya of Dechert LLP during a recent telephonic discussion on December 28, 2020 with respect to a Correspondence filing made on behalf of the Registrant on December 22, 2020 (the “Prior Correspondence”), which pertained to Post-Effective Amendment No. 821 to the Registrant’s registration statement, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2020. We have reproduced your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the meanings attributed to such terms in the registration statement.

1.

Comment: Comment 2(a)(ii) in the Prior Correspondence requested that the Registrant explain why the Board concluded that the proposal to rename and reposition the Fund was better for shareholders than other alternatives, such as liquidating the Fund or starting a new fund. Please provide this explanation.

Response: The Board of Trustees considered the recommendation of Goldman Sachs Asset Management, L.P. (“GSAM”) to rename and reposition the Fund. GSAM’s recommendation to rename and reposition the Fund (rather than to liquidate the Fund or start a new fund) was based on several factors, including: (i) the Fund was at suboptimal scale and potentially not sustainable in the long term; (ii) GSAM had received interest from prospective investors in a U.S. ESG offering; (iii) GSAM believed it was more favorable to shareholders to offer a repositioned fund that continued to provide exposure to large cap U.S. equities than to automatically redeem shareholders; and (iv) shareholders would have ample advance notice of the changes and the ability to redeem their shares at any time before the announced changes became effective. The Board of Trustees, in the exercise of its business judgment, approved the recommendation. In doing so, the Board of Trustees considered the information provided by GSAM and gave weight to a number of factors, but did not identify any particular factor as controlling its decision. For example, it was reported to the Board of Trustees that, as of April 30, 2020, the Fund had approximately $9 million in assets with approximately $1.8 million of net redemptions year-to-date.

2.

Comment: Comment 4 in the Prior Correspondence requested that the Registrant include risk disclosure relating to ETFs and futures. Please explain why ETFs and futures are referenced in the principal investment strategy when there is no corresponding principal risk disclosure for ETFs and futures.

Response: As stated in the response to Comment 4 in the Prior Correspondence, “[t]he Registrant respectfully notes that the Fund may invest in ETFs and futures as part of its principal investment strategy and count those investments towards its 80% investment policy; however, investing in ETFs and futures, on their own, are not principal investment strategies of the Fund.” The Registrant further notes that ETFs and futures are disclosed in the Fund’s principal investment strategy section to clarify for shareholders that ETFs and futures may count towards the Fund’s 80% investment policy. In addition, the Registrant notes that the Fund’s prospectuses appropriately disclose risks relating to investing in ETFs and futures outside of the Summary Section of the Fund’s prospectuses. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

3.	Comment: The response to Comment 5 in the Prior Correspondence stated that the Fund has incorporated Comment 5 and provided the following revised disclosure:

The Fund’s ESG criteria are generally designed to exclude companies that are not included in the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ESG Universal Index ….

Please consider further revising this disclosure for plain English.

Response: The Registrant believes that the disclosure referenced above accurately reflects the use of the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ESG Universal Index as an exclusionary screen in connection with the Fund’s investment process and further believes that this explanation is in plain English. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

4.	Comment: The response to Comment 7 in the Prior Correspondence stated that the Fund has incorporated Comment 7 and provided the following revised disclosure:

In determining whether a company is involved in, and/or derives significant revenue from, the industries or product lines listed above, the Fund will use industry classifications assigned by a third-party service provider.

Please revise the disclosure to specifically identify the third-party service provider in the above-referenced disclosure.

Response: As stated in the response to Comment 7 in the Prior Correspondence, GSAM anticipates seeking approval from the Registrant’s Board of Trustees to change the Fund’s ESG criteria and related procedures to (i) rely on other sources of ESG-related data (which may include GSAM’s proprietary data) and/or (ii) adopt other exclusionary criteria based on specific revenue and other thresholds. Upon approval by the Registrant’s Board of Trustees of any changes to the Fund’s ESG criteria and related procedures, the Fund anticipates revising its registration statement accordingly. At that time, the Registrant will consider updating the Fund’s registration statement based on this comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP